

September 25, 2014

Via E-mail
Jason Grenfell-Gardner
Chief Executive Officer
IGI Laboratories, Inc.
105 Lincoln Ave.
Buena, NJ 08310

> **Re: IGI Laboratories, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-08568**

Dear Mr. Grenfell-Gardner:

   We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed March 31, 2014

Business
Recent Developments, page 4

1. We note that in December 2013, you executed a license, development, supply and marketing agreement with a large multi-national pharmaceutical company. Please expand your disclosure to identify the pharmaceutical company and to describe the material terms of the agreement, including the nature and scope of the intellectual property transferred, the parties' rights and obligations, the duration of the agreement, up-front payments received, aggregate milestones receivable, royalty rates and termination provisions. Also, please file the agreement as an exhibit, or, in the alternative, please provide us with an analysis supporting your conclusion that it need not be filed pursuant to Item 601(b)(10) of Regulation S-K

Our Products and Services, page 5

2. Please expand your disclosure regarding your agreement with Medimetriks
    Pharmaceuticals, Inc. to describe the material terms of the agreement, including the
    parties' rights and obligations, the duration of the agreement, any payment provisions and
    termination provisions. Also, please file the agreement as an exhibit, or, in the
    alternative, please provide us with an analysis supporting your conclusion that it need not
    be filed pursuant to Item 601(b)(10) of Regulation S-K

Novasome Technology Platform, page 7

3. Please expand your disclosure regarding your agreement with Juventio, LLC to describe
    the material terms of the agreement, including the parties' rights and obligations, the
    duration of the agreement, any payment provisions and termination provisions. Also,
    please file the agreement as an exhibit, or, in the alternative, please provide us with an
    analysis supporting your conclusion that it need not be filed pursuant to Item 601(b)(10)
    of Regulation S-K

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

    You may contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623
or me at (202) 551-3715 with any questions.

                                            Sincerely,

                                            /s/ Daniel Greenspan *for*

                                            Jeffrey P. Riedler
                                            Assistant Director